Item 77H (Change in control of registrant) -
Attachment
Series 11 - Eaton Vance Tax-Advantaged Bond
Strategies Intermediate Term Fund
As of July 31, 2010, Eaton Vance Management owned as a result of various share purchases 56% of the Fund's outstanding shares.

Series 12 - Eaton Vance Tax-Advantaged Bond
Strategies Long Term Fund
As of July 31, 2010, Eaton Vance Management and NFS
LLC FEBO Payson Swaffield owned as a result of various share purchases 66% and 29%, respectively, of the Fund's outstanding shares.